CBD LIFE SCIENCES, INC.

10855 N. 116th Street, Suite 115

Scottsdale, Arizona 85259

June 4, 2026

VIA EDGAR

Mr. Tyler Howes

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBD Life Sciences Inc. (the “Company”)
Offering Statement on Form 1-A
Filed May 15, 2026
File No. 024-12761

Dear Mr. Howes:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Monday, June 8, 2026, at 2:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Delaware, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Lisa Nelson

Lisa Nelson

Chief Executive Officer

CDB Life Sciences, Inc.